Exhibit 4.39

FAMILY TRADING INC
MARSHALL ISLANDS

Private and Confidential
The Board of Directors
Top Ships Inc.
1 Vas. Sofias &Meg. Alexandrou Str.
151 24 Maroussi

For the attention of Mr. Vangelis G. Ikonomou (Chairman of the Board of Directors)

December 23, 2015
Subject: Final offer letter for the provision of finance and assumption of liabilities
Dear Sir(s)
Further to our exchanges on the subject matter, please find below our final offer letter outlining the financial support that we are willing to provide to Top Ships and the respective terms.
Family Trading or its nominee will:
1.	Provide an unsecured revolving credit facility up to USD 15,000,000 (fifteen million). Funds will be available for immediate drawdown following the execution of this letter agreement and relevant loan documentation.
2.	Assume the liability due to Koufonissi Shipping Company Limited resulting from the Termination Agreement dated October 15, 2011 as per the attached Notice of Default. The amount that will be assumed is USD 3,796,287.30 (three million seven hundred and ninety six thousand two hundred and eighty seven dollars and thirty cents).

FAMILY TRADING INC
MARSHALL ISLANDS

Following the confirmation from Koufonissi Shipping Company Limited that it no longer has any claim towards the Top Ships group in relation to the Termination Agreement dated October 15, 2011, and that all amounts are considered as having been settled, Top Ships Inc will issue to Family Trading Inc or its nominee, 13,558,169 (thirteen million five hundred and fifty eight thousand one hundred and sixty nine) Top Ships Inc common shares of, par value of USD 0.01.
Top Ships Inc will have the right to buy back up to 60% of the shares issued to Family Trading Inc or its nominee, at its option at any time until 31 December 2016, at a price of USD 0.37 per share (price to be adjusted for stock splits and reverse stock splits).
All expenses relating to this letter agreement will be paid by Top Ships Inc.
Acknowledgment and Acceptance
Please acknowledge your acceptance of the terms of our offer by signing the confirmation below. After its acceptance, this offer letter shall be binding upon the parties hereof.

Yours faithfully,

/s/ Illegible
Family Trading Inc.

Accepted: Top Ships Inc.

Signature: /s/ Vangelis G. Ikonomou
Name: Vangelis G. Ikonomou
Title: Director
Date: 23 Dec. 2015